VIA EDGAR, FACSIMILE AND U.S. MAIL CERTIFIED – RETURN RECEIPT REQUESTED

February 15, 2005

Mr. John Hartz

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

RE:	Benthos, Inc. Form 10-KSB for the Fiscal Year Ended September 30, 2004

Filed December 29, 2004

File No. 000-29024

Dear Mr. Hartz,

Reference is made to your January 25, 2005 fax to Benthos, Inc. (the “Company” or “Benthos”) with respect to the Form 10-KSB of the Company for the fiscal year ended September 30, 2004. The Company’s responses are listed below.

Consolidated Statements of Operations, page F-4

1.	The line item, “Gain on Sale of Real Estate” should be presented as a component of income from operations in future filings. Please refer to paragraph 45 of SFAS No. 144.

Benthos response:

SFAS No. 144, paragraph 45 requires that a gain or loss recognized on the sale of a long-lived asset shall be included in income from continuing operations before income taxes. We agree and such an item will be presented as a component of income from operations in future filings.

Consolidated Statements of Stockholders’ Investment, page F-5

2.	Please tell us the amount of the tax benefit, if any, related to the fiscal 2004 option exercises. Please also tell us whether the underlying options were incentive or non-qualified stock options. If applicable, tell us how your accounting is consistent with paragraphs 16 and 17 of APB 25.

Benthos response:

The stock options exercised in 2004 were incentive stock options. The Company did not record compensation expense in the 2004 statement of operations. The tax benefit related to the disqualifying disposition was not recognized as the Company has a 100% valuation reserve against its deferred tax assets. When, and if, this benefit is realized, the Company will record the corresponding benefit in stockholders’ equity.

Note 1(h) – Operations and Significant Accounting Policies: Revenue Recognition, page F-9

3.	You have disclosed that “[t]he Company generally enters into arrangements for multiple deliverables when it contracts to provide installation services.” In future filings, separately disclose your product sales and services and the respective cost of goods sold and services provided, if greater than 10%. Please supplementally provide us with a breakdown of product and service revenues for the periods presented.

Benthos response:

	For the year ended September 30, (in thousands)
	2004	2003	2002
Revenue from product	$17,236	$15,143	$16,222

Revenue from R&D services	1,529	640	647

Revenue from installation and repair services	$1,085	$1,241	$851

Total	$19,850	$17,024	$17,720

We have traditionally viewed our R & D services as being separate from our installation and repair services and therefore have not broken them out in the past. In future filings we will separately state services revenue and their related cost of sales.

4.	Please quantify and explain in further detail the nature of the multiple deliverables. Also, please supplementally provide us with, and revise future filings to include, the disclosures required by paragraph 18 of EITF 00-21. Your disclosures should clarify whether or not the various elements of each type of material multiple element arrangements, including product sales and the related installations, are separable into units of accounting. Refer to paragraphs 8-10 of EITF 00-21.

Benthos response:

The Company’s multiple deliverables are sales of product and installation services within both divisions of the Company. The revenues associated with the sale of product and installation services for 2004 were $18,765,000 and $280,000, respectively.

EITF 00-21, paragraph 18 requires a Company to disclose its accounting policy for recognition of revenue from multiple-deliverable arrangements (i.e. whether deliverables are separable into units of accounting) and the description and nature of such arrangements including performance, cancellation, termination or refund type provisions.

The disclosure regarding multiple deliverables will be changed to reflect the following:

The Company enters into arrangements for multiple deliverables when it contracts to deliver a product along with providing installation services. Based upon the criteria contained in EITF No. 00-21, we have determined that the deliverables are separable into units of accounting. Revenue is allocated based on the relative fair values of the individual units of accounting. Revenue is recognized from each of these units of accounting as each unit is delivered or performed. A general right of return or cancellation does not exist once the product is delivered to the customer.

5.	If product sales are separable under EITF 00-21 from the related installations, please supplementally describe the factors you considered in making that determination. If not, please tell us how your accounting is consistent with SAB Topic 13(3)(c), Question 3.

Benthos response:

EITF 00-21, paragraphs 8 through 10, provides application guidance to evaluate an arrangement with multiple deliverables to determine if the delivered item should be considered a separate unit of accounting. Criteria to satisfy include whether the delivered item has value to the customer on a standalone basis, there is objective and reliable evidence of the fair value of the undelivered item and the arrangement includes a general right of return relative to the delivered item and delivery or performance of the undelivered item is considered probable and substantially in the control of the Company.

The facts that we considered to determine whether the deliverables represent separate unit of accounting are:

•	There is no general right of return included with our product sales.

•	Does the delivered item have stand-alone value to the customer? Our products are offered and can be sold separately from installation services. We have had many instances where we have sold our products without providing installation services. Customers who do not purchase installation services from us can install the products themselves or have a third party provide the service. Our contract prices separately state the product sales price and the installation sales price if the customer hires the Company for installation services.

•	Is there objective and reliable evidence of the fair market value of the undelivered item? We have a price list for installation that is based upon a predetermined hourly rate. These hourly rates are similar to those charged by third party service providers. The fair value of these services is evidenced by the prices by which we sell our services on a standalone basis.

Based upon the above, the Company believes it has appropriately determined that the product sales are separable from the installation services.

6.	On page 2 you have disclosed that, “the Company periodically performs research under contract and custom engineering design for both commercial and government agencies.” To the extent revenues from such contracts are material, please describe your accounting for (i) research and development contracts with the federal government, and (ii) research and development contracts for other customers. Also, please tell us the authoritative literature that supports your accounting for both types of contracts. Please revise your future filings to include the disclosures required by paragraphs 3.56-3.57 of the AICPA Audit and Accounting Guides – Audit of Federal Government Contractors.

Benthos response:

For 2004, revenue from research and development activities was approximately $1.5 million or approximately 7.6% of total revenue. The contracts are primarily with the Federal government and do not obligate the Company to repay any of the funding if efforts are not successful.

The Company accounts for contracts with governmental agencies in accordance with accounting guidance included in the AICPA’s Audit and Accounting Guide – Audits of Federal Government Contractors. The research and development contracts with the federal government are primarily best efforts contracts to provide research services on a cost plus fixed fee basis. The revenue associated with these arrangements is recognized over the period in which the services are performed. In future filings, we will ensure our disclosure is consistent with the requirements of paragraphs 3.56 – 3.57 of the AICPA Audit and Accounting Guide – Audits of Federal Government Contractors.

Note 8 – Segment Reporting, page F-19

7.	Tell us, and disclose in future filings, the basis used to attribute revenues from external customers to individual countries. Refer to paragraph 38(a) of SFAS 131. Also, please supplementally provide us with a detail by country of the revenues attributable to “Other” in your table of revenues by geographical area.

Benthos response:

SFAS No. 131, paragraph 38(a) requires disclosure of information about geographic areas. Specifically, it requires that we disclose revenues from external customers attributed to the Company’s country of domicile and attributed to all foreign countries in total. If revenues from external customers attributed to an individual foreign country are material, those revenues shall be disclosed separately. The basis for attributing revenues from external customers to individual countries shall be disclosed.

The basis used to attribute revenues from external customers to individual countries is the country where shipment was delivered to the customer. We will disclose this information in future filings.

See attached schedule for detail by country of the revenues attributable to “Other” category.

8.	We note the product line disclosure on page 10. In future filings please include this disclosure, required by paragraph 37 of SFAS 131, in the notes to the audited financial statements.

Benthos response:

In the future, we will include the product line disclosures as required by paragraph 37 of SFAS 131 in the notes to the financial statements.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing. We further acknowledge that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. Also, the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Ronald L. Marsiglio
Ronald L. Marsiglio President and Chief Executive Officer Benthos, Inc.

Attachment

Benthos, Inc.

Sales by Country for FY 2002—FY 2004

Territory	2004 Revenue	% of Total Revenues	2003 Revenue	% of Total Revenues	2002 Revenue	% of Total Revenues
Japan	650,234	3.28%	447,433	2.63%	419,888	2.37%
Canada	636,075	3.20%	431,475	2.53%	476,581	2.69%
UK	590,176	2.97%	570,888	3.35%	599,678	3.38%
Denmark	463,996	2.34%	193,839	1.14%	175,441	0.99%
Hong Kong	380,192	1.92%	171,660	1.01%	189,367	1.07%
Netherlands	301,321	1.52%	87,320	0.51%	14,877	0.08%
Australia	291,855	1.47%	125,393	0.74%	107,651	0.61%
India	241,457	1.22%	63,575	0.37%	25,730	0.15%
Brazil	229,281	1.16%	90,508	0.53%	41,299	0.23%
S. Africa	226,003	1.14%	60,700	0.36%	51,772	0.29%
Singapore	154,788	0.78%	96,248	0.57%	128,778	0.73%
Italy	120,679	0.61%	176,063	1.03%	58,138	0.33%
Poland	118,704	0.60%	18,320	0.11%	11,131	0.06%
Sweden	114,001	0.57%	-11,104	-0.07%	84,740	0.48%
Taiwan	92,795	0.47%	157,854	0.93%	324,820	1.83%
Spain	63,353	0.32%	82,975	0.49%	65,524	0.37%
Nigeria	62,564	0.32%		0.00%		0.00%
Hungary	45,489	0.23%	28,700	0.17%	3,069	0.02%
U.A.E.	45,202	0.23%	79,525	0.47%	275	0.00%
Argentina	41,650	0.21%	24,431	0.14%	88,385	0.50%
Scotland	38,757	0.20%	126,114	0.74%	52,385	0.30%
Saudi Arabia	27,296	0.14%		0.00%		0.00%
Croatia	20,985	0.11%		0.00%		0.00%
Norway	18,322	0.09%	97,785	0.57%	48,747	0.28%
Haiti	16,998	0.09%	8,586	0.05%		0.00%
Thailand	13,264	0.07%	46,850	0.28%	86,527	0.49%
Vietnam	11,207	0.06%	2,822	0.02%	7,174	0.04%
Egypt	8,439	0.04%	79,865	0.47%		0.00%
Dominicana	8,170	0.04%	923	0.01%	6,801	0.04%
Israel	7,384	0.04%	14,433	0.08%	7,541	0.04%
Bahamas	6,382	0.03%	11,278	0.07%	6,673	0.04%
New Zealand	5,616	0.03%	3,766	0.02%	27,099	0.15%
China	5,200	0.03%	3,656	0.02%	10,550	0.06%
Czech Republic	4,672	0.02%	36,240	0.21%	3,570	0.02%
Costa Rica	3,772	0.02%	1,986	0.01%		0.00%
Puerto Rico	2,740	0.01%		0.00%	2,064	0.01%
Greece	2,708	0.01%	22,695	0.13%	17,796	0.10%
Tahiti	2,514	0.01%	3,944	0.02%	8,609	0.05%
Ireland	2,032	0.01%		0.00%	—	0.00%
Phillipines	1,247	0.01%		0.00%	1,162	0.01%
Ukraine	724	0.00%		0.00%	—	0.00%
Paraguay	182	0.00%		0.00%	3,510	0.02%
Holland	-2,881	-0.01%	132,130	0.78%	150,340	0.85%
Mexico		0.00%	182,899	1.07%	82,881	0.47%
Russia		0.00%		0.00%	63,800	0.36%
Turkey		0.00%	8,350	0.05%	47,141	0.27%
England		0.00%		0.00%	15,200	0.09%
Jordan		0.00%	525	0.00%	13,112	0.07%
Kuwait		0.00%		0.00%	12,867	0.07%
Belgium		0.00%	3,425	0.02%	12,280	0.07%
Slovakia		0.00%	1,134	0.01%	5,718	0.03%
Finland		0.00%	93,843	0.55%	3,850	0.02%
Trinidad		0.00%		0.00%	3,741	0.02%
Cambodia		0.00%		0.00%	1,232	0.01%
Chile		0.00%	55,412	0.33%	110	0.00%
Dubai U.A.		0.00%	275	0.00%		0.00%
Indonesia		0.00%	625	0.00%		0.00%
Lebanon		0.00%	-4,750	-0.03%		0.00%
Portugal		0.00%	2,528	0.01%		0.00%
Switzerland		0.00%	199	0.00%		0.00%
Taipei		0.00%	33,284	0.20%		0.00%

Total—Other	$5,075,545	25.57%	$3,866,625	22.71%	$3,569,624	20.14%

Totals Revenues	$19,850,000	25.57%	$17,024,000	22.71%	$17,720,000	100.00%